Item 77D

Scudder-Dreman Financial Services Fund, a series of SCUDDER EQUITY TRUST

Scudder-Dreman Financial Services Fund changed its name-related investment policy. Prior to March 1, 2002, the Fund's policy stated that the Fund normally invests at least 65% of total assets in equity securities (mainly common stocks) of financial services companies. This may include companies of any size that commit at least half of their assets to the financial services sector or derive at least half of their revenues or net income from that sector. The major types of financial services companies are banks, insurance companies, savings and loans, securities brokerage firms and diversified financial companies. The strategy was revised as follows: Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in equity securities (mainly common stocks) of financial services companies. This may include companies of any size that commit at least half of their assets to the financial services sector or derive at least half of their revenues or net income from that sector. The major types of financial services companies are banks, insurance companies, savings and loans, securities brokerage firms and diversified financial companies.